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JENNIFER M. GOODMAN ATTORNEY AT LAW +1 (312) 609-7732 jgoodman@vedderprice.com	CHICAGO • NEW YORK • WASHINGTON, DC • LONDON • SAN FRANCISCO

October 25, 2013

VIA EDGAR

Mr. Vince DiStefano

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)

Registration Nos. 333-05265 and 811-07655

Dear Mr. DiStefano:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on October 7, 2013 regarding the Registrant’s Post-Effective Amendment No. 71 to its Registration Statement on Form N-1A filed on August 22, 2013 (the “PEA”), pursuant to Rule 485(a)(2) under the Securities Act of 1933, filed for the purpose of registering shares of a new series of the Trust, the Driehaus Micro Cap Growth Fund (the “Fund”). Changes in response to the comments below will be reflected in Post-Effective Amendment No. 73 to the Trust’s Registration Statement. As you requested, this letter is being filed via EDGAR.

Prospectus

1.	Comment: With respect to footnote “**” to the Annual Fund Operating Expenses table, please (i) disclose any expenses that are excluded from the cap, (ii) disclose who can terminate the Expense Limitation Agreement and under what circumstances and (iii) clarify that fees may not be recouped beyond the cap that is in place at the time.

Response: Footnote “**” to the Annual Fund Operating Expenses table has been deleted because the Adviser has determined that the estimated expense ratio for the Fund is below the expense cap. The Fund has responded to this comment in its description of the Expense Limitation Agreement under “Management of the Fund” as follows:

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

Mr. Vince DiStefano

October 25, 2013

The Adviser has entered into a contractual agreement to waive a portion of its management fee and to reimburse operating expenses to the extent necessary to cap the Fund’s ordinary annual operating expenses (which excludes interest, taxes, brokerage commissions, other investment-related costs and extraordinary expenses) at 1.70% of average daily net assets until the earlier of the termination of the investment advisory agreement by the Board of Trustees or the Fund’s shareholders or November 18, 2016. Pursuant to the agreement, and so long as the investment advisory agreement is in place, for a period of three years subsequent to the Fund’s commencement of operations on November 18, 2013, the Adviser is entitled to reimbursement for previously waived fees and reimbursed expenses to the extent that the Fund’s expense ratio remains below the operating expense cap that was in place at the time. Because of this agreement, the Fund may pay the Adviser less than the contractual management fee.

2.	Comment: Please expand the risk disclosure under “Micro-Cap Company Risk” on page 2.

Response: The risk disclosure under “Micro-Cap Company Risk” has been revised as follows:

The securities of micro-cap companies may be more volatile in price, have wider spreads between their bid and ask prices, and have significantly lower trading volumes than the securities of larger capitalization companies. As a result, the purchase or sale of more than a limited number of shares of the securities of a smaller company may affect its market price. The Fund may need a considerable amount of time to purchase or sell its positions in these securities. Some U.S. micro-cap companies are followed by few, if any, securities analysts, and there tends to be less publicly available information about such companies. Their securities generally have even more limited trading volumes and are subject to even more abrupt or erratic market price movements than are the securities of small-cap and mid-cap companies, and the Fund may be able to deal with only a few market makers when purchasing and selling micro-cap securities. Such companies also may have limited markets, financial resources or product lines, may lack management depth, and may be more vulnerable to adverse business or market developments. These conditions, which create greater opportunities to find securities trading below the investment adviser’s estimate of the company’s current worth, also involve increased risk.

Mr. Vince DiStefano

October 25, 2013

3.	Potential Comment [subject to further discussion with SEC staff accountants]: In connection with the use of a predecessor partnership’s past performance, please file the predecessor partnership’s audited financial statements for the past two years and an unaudited balance sheet, as of a date not more than 90 days prior to filing, as exhibits to the registration statement. Also, in the Financial Highlights, please include financial information regarding the predecessor partnerships.

Response: The Registrant believes it is potentially misleading to include in the Financial Highlights financial information for the predecessor partnerships because that information does not reflect the estimated expenses of the Fund. Indeed, the Fund’s prospectus disclosure shown below in the response to comment 7 highlights the fact that the predecessor partnerships were not subject to certain investment and operational restrictions of the Investment Company Act of 1940 (the “1940 Act”) and were not regulated investment companies under Subchapter M of the Internal Revenue Code. Differences between the predecessor partnership whose adjusted performance is being included and the Fund presumably prompted the Staff’s comment in number 7 below to state that the Fund’s future performance may be different than the predecessor partnership’s performance. To include financial information of the predecessor partnership(s) in the prospectus or as exhibits to the Registration Statement would be confusing to investors and could obscure or impede the understanding of the performance information presented, since that is not the performance being used to calculate average annual total returns. That performance information has been adjusted, consistent with the MassMutual Letter (defined below). In addition, the Registrant notes that providing the financial information for the predecessor partnership(s) is not required under the MassMutual Letter. We encourage the Staff to decide not to provide this comment.

4.	Comment: Under the Performance section, please disclose the date of the transfer of assets from the partnerships to the Fund.

Response: The existing disclosure under the Performance section states that the Fund expects to commence operations as a series of the Driehaus Mutual Funds on November 18, 2013, when it succeeds to the assets of the Driehaus Micro Cap Fund, L.P. and the Driehaus Institutional Micro Cap Fund, L.P.

Mr. Vince DiStefano

October 25, 2013

5.	Comment: In connection with the no-action letter issued to MassMutual Institutional Funds (Pub. avail. Sept. 28, 1995) (the “MassMutual Letter”), please clarify (i) that the MassMutual Letter applies to a two predecessor partnership conversion and (ii) why the predecessor partnership whose performance is being shown (Driehaus Micro Cap Fund, L.P.) was created.

Response: With respect to (i), in the MassMutual Letter, the SEC staff (the “Staff”) agreed not to recommend enforcement action if, subsequent to a reorganization of seven unregistered separate accounts into a class of shares of seven new funds of a registered investment company, each fund included the related separate account’s performance in calculating its average annual total return in the investment company’s prospectus, statement of additional information, advertisements and sales literature, adjusted to reflect the deduction of fees and expenses applicable to the funds. The Staff’s position was based primarily on two representations: that (1) each fund and the predecessor account were managed in the same manner in all material respects; and (2) each fund was effectively a continuation of pre-existing accounts that were created for purposes entirely unrelated to the establishment of a performance record. Both of these representations can be made with respect to the proposed reorganization of both predecessor partnerships into the Fund. In addition, there are no facts in the proposed reorganization that are inconsistent with those upon which the Staff based its position in the MassMutual Letter. The Registrant notes that, as disclosed in the Prospectus, both predecessor partnerships were managed with substantially the same investment objective, policies and philosophies as will be followed by the Fund and the investment portfolios of the predecessor partnerships were identical and therefore had similar performance. The restated performance of the Driehaus Micro Cap Fund, L.P. is shown in the registration statement because it has been in operation since 1996, which is longer than the other predecessor partnership. Both of the predecessor partnerships were created for purposes entirely unrelated to the establishment of a performance record. The Registrant believes that the fact that two predecessor partnerships are reorganizing into the Fund does not in any way affect the applicability of the MassMutual Letter, as the facts are still consistent with the Staff’s position in the MassMutual Letter.

With respect to (ii), the Driehaus Micro Cap Fund, L.P. was created in 1996, so it is not an “incubator fund” that was created for purposes of establishing of a performance record. It was created as an investment opportunity for clients of the Fund’s Adviser and currently approximately 70% of the interests in the Driehaus Micro Cap Fund, L.P. are held by investors not affiliated with the Adviser.

Mr. Vince DiStefano

October 25, 2013

6.	Comment: As the Fund does not have an institutional share class, please clarify what will happen to the institutional limited partners of Driehaus Institutional Micro Cap Fund, L.P following the conversion.

Response: Driehaus Capital Management LLC typically incorporates the word “Institutional” into the names of partnerships that rely upon the Section 3(c)(7) exemption from registration as an investment company under the 1940 Act. The use of the word “Institutional” does not denote that the limited partners pay a lower management fee than the limited partners in the other partnership. The limited partners of Driehaus Institutional Micro Cap Fund, L.P. were each offered the opportunity to redeem their partnership interests prior to the conversion. Limited partners that did not choose to redeem will become shareholders of the Fund upon completion of the conversion.

7.	Comment: Please provide disclosure under the Performance section indicating (i) that the Driehaus Micro Cap Fund, L.P. is not subject to Subchapter M of the Internal Revenue Code; (ii) that the Fund and the predecessor partnerships are/will be managed with substantially the same investment objective, policies and philosophies; (iii) whether all assets of the predecessor partnership(s) will be transferred to the Fund; (iv) which individual(s) attained the performance for the predecessor partnership(s); (v) that the performance is the past performance of the Driehaus Micro Cap Fund, L.P., and future Fund performance could be different; and (vi) the method by which the Driehaus Micro Cap Fund, L.P.’s performance is calculated and whether it is audited. If it is audited, please include the related consent as an exhibit to the registration statement.

Response: The second paragraph in the performance section has been revised as follows:

The Fund expects to commence operations as a series of the Driehaus Mutual Funds on November 18, 2013, when substantially all of the assets of the Driehaus Micro Cap Fund, L.P. (the “Micro Cap Partnership”) and the Driehaus Institutional Micro Cap Fund, L.P. (together, the “Limited Partnerships”) are transferred to the Fund. The Limited Partnerships were managed with substantially the same investment objective, policies and philosophies as are followed by the Fund. The investment portfolios of the Limited Partnerships were identical and therefore had similar performance. The Fund is managed by Jeffrey James and Michael Buck, the same portfolio management team that managed the Micro Cap Partnership, with Mr. James as the portfolio manager since 1998 and Mr.

Mr. Vince DiStefano

October 25, 2013

Buck as the assistant portfolio manager since 2009, and Driehaus Institutional Micro Cap Fund, L.P, since its inception in 2011. The restated performance of the Micro Cap Partnership is shown here because it has been in operation longer. The Limited Partnerships were not registered under the Investment Company Act of 1940, as amended (“1940 Act”), and thus were not subject to certain investment and operational restrictions that are imposed by the 1940 Act. If the Limited Partnerships had been registered under the 1940 Act, their performance may have been adversely affected. Accordingly, future Fund performance may be different than the Micro Cap Partnership’s restated past performance. The Micro Cap Partnership’s performance has been restated to reflect estimated expenses of the Fund. After-tax performance returns are not included for the Micro Cap Partnership. The Limited Partnerships were not regulated investment companies under Subchapter M of the Internal Revenue Code and therefore did not distribute current or accumulated earnings and profits and were not subject to the diversification and source of income requirements applicable to regulated investment companies.

No additional disclosure was added with respect to (ii) as the first sentence of the paragraph indicates that the predecessor partnerships were managed with substantially the same investment objective, policies and philosophies as the Fund.

With respect to (vi), the restated performance for the Driehaus Micro Cap Fund, L.P. disclosed in the prospectus has been calculated in a manner consistent with SEC methods and has not been audited.

8.	Comment: On page 4, under Tax Information, please disclose that assets held in a 401(k) plan may be taxable upon withdrawal.

Response: The following sentence has been added under Tax Information on page 4.

If you are investing through a 401(k) plan, assets held through such plan may be taxable upon withdrawal.

9.	Comment: On page 8, under Disclosure of Portfolio Holdings, please disclose a relevant website address where portfolio holdings are disclosed, if applicable.

Mr. Vince DiStefano

October 25, 2013

Response: The disclosure on page 8, under Disclosure of Portfolio Holdings, has been revised as follows:

A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the SAI. The Fund’s portfolio holdings information is available at www.driehaus.com.

SAI

10.	Comment: How does the use of each type of derivatives that are disclosed beginning on page 7 of the SAI comply with SEC coverage requirements (i.e., what are your asset segregation policies?).

Response: The Fund complies with the SEC’s coverage requirements either by (1) being “long” with respect to the instrument underlying the transaction (e.g., owning the securities sold short, the security on which a call option is written, or on which a futures contract is sold), or (2) segregating or earmarking liquid securities equal in value to the potential exposure from the derivative position in accordance with applicable regulatory guidance and the Trust’s policies and procedures on asset segregation.

*        *        *         *        *

If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours, /s/ Jennifer M. Goodman

JLG/sfs

cc:	Michelle L. Cahoon

Michael Kailus

Cathy G. O’Kelly

Karin J. Flynn